Filed pursuant to Rule 424(b)(3)
Registration File No. 333-133940

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 3, 2007)

AMC Entertainment Inc.

$325,000,000 11% Series B Senior Subordinated Notes due 2016
$250,000,000 8 5/8% Series B Senior Notes due 2012
$300,000,000 8% Series B Senior Subordinated Notes due 2014

This is supplement No. 2 to AMC Entertainment Inc.’s market-making prospectus dated July 3, 2007. The prospectus is a combined prospectus under Rule 429 of the Securities Act of 1933, as amended (the “Act”), that relates to each of the several series of notes issued by AMC Entertainment Inc. and the related guarantees thereof (the “Securities”) that previously have been registered with the Commission. Each series of Securities has been registered under the Act on registration statements bearing the following File Nos.: 333-122376, 333-113911 and 333-133574.

Recent Developments

We have attached to this prospectus supplement the unaudited pro forma condensed consolidated financial information of AMC Entertainment Inc. for the quarterly period ended June 28, 2007 and the annual period ended March 29, 2007. The attached information updates and supplements, and should be read together with, AMC Entertainment Inc.’s prospectus dated July 3, 2007, as supplemented from time to time.

See “Risk Factors” beginning on page 27 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We prepared this prospectus for use by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in connection with offers and sales related to market making transactions in the notes. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may act as principals or agents in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. The closing of the offerings of the notes referred to in the prospectus, which constituted delivery of the notes by us, occurred on November 15, 2004, in the case of the 2014 Notes, August 18, 2004, in the case of the Fixed Rate Notes and January 26, 2006, in the case of the 2016 Notes.

The date of this prospectus supplement is September 14, 2007.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

We derived the following unaudited pro forma condensed consolidated financial information by applying pro forma adjustments attributable to the NCM Transactions to AMC Entertainment’s historical consolidated financial statements included in this prospectus. The unaudited pro forma condensed consolidated statement of operations data for the 13 weeks ended June 28, 2007 and for the 52 weeks ended March 29, 2007 give effect to the Merger Transactions, the NCM Transactions, the Yelmo disposition and the holdco merger as if they had each occurred on March 31, 2006. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the NCM Transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of operations data or other financial data as of any future date or any future period.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Selected Historical Financial and Operating Data,” “Loews’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “AMCE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma condensed consolidated financial statements and the consolidated financial statements and accompanying notes for each of AMC Entertainment and Loews appearing elsewhere in this prospectus.

AMC ENTERTAINMENT INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

THIRTEEN WEEKS ENDED JUNE 28, 2007

(dollars in thousands)

	Thirteen weeks ended June 28, 2007
	AMCE
	Thirteen Weeks
	Ended	holdco	AMCE
	June 28,	merger	Pro Forma
	2007	Pro Forma	for holdco
	Historical	Adjustments	merger
Admissions	$416,874	$—	$416,874
Concessions	184,227	—	184,227
Other	21,391	—	21,391
Total revenues	622,492	—	622,492
Cost of operations	400,559	—	400,559
Rent	112,708	—	112,708
General and administrative:
Merger, acquisition and transaction costs	1,984	—	1,984
Management fee	1,250	—	1,250
Other	13,088	—	13,088
Preopening expense	2,085	—	2,085
Theatre and other closure expense	(14,828)	—	(14,828)
Depreciation and amortization	63,689	—	63,689
Total costs and expenses	580,535	—	580,535
Other income	(3,397)	—	(3,397)
Interest expense	37,777	—	37,777
Equity in earnings of non-consolidated entities	(2,253)	—	(2,253)
Investment income	(19,257)	2,864 (7)	(16,393)
Total other expense	12,870	2,864	15,734
Earnings from continuing operations before income taxes	29,087	(2,864)	26,223
Income tax provision	7,000	— (8)	7,000
Earnings from continuing operations	$22,087	$(2,864)	$19,223

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

AMC ENTERTAINMENT INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED MARCH 29, 2007
(dollars in thousands)

	Fifty-two weeks ended
	March 29, 2007
	AMCE							AMCE
	Fifty-two Weeks						Yelmo	Pro Forma
	Ended	AMCE/				AMCE	& holdco	For Yelmo
	March 29,	LCE Merger		NCM		Pro Forma	merger	& holdco
	2007	Pro Forma		Pro Forma		for LCE	Pro Forma	merger
	Historical	Adjustments		Adjustments		& NCM Transactions	Adjustments	Transactions
Admissions	$1,659,939	$(10,792	)(1)	$—		$1,649,147	$—	$1,649,147
Concessions	686,318	(3,509	)(1)	—		682,809	—	682,809
Other	115,314	(767	)(1)	(23,029	)(2)	91,518	—	91,518
Total revenues	2,461,571	(15,068)		(23,029)		2,423,474	—	2,423,474
Cost of operations	1,554,591	(9,929	)(1)	13,520	(3)	1,558,182	—	1,558,182
Rent	445,924	(3,499	)(1)	—		442,425	—	442,425
General and administrative:
Merger, acquisition and transaction costs	9,996	—		—		9,996	—	9,996
Management fee	5,000	—		—		5,000	—	5,000
Other	55,875	—		—		55,875		55,875
Preopening expense	6,569	—		—		6,569	—	6,569
Theatre and other closure expense	9,011	—		—		9,011	—	9,011
Depreciation and amortization	256,472	—		—		256,472	—	256,472
Impairment of long-lived assets	10,686	—		—		10,686	—	10,686
Disposition of assets and other (gains)/losses	(11,183)	—		—		(11,183)	—	(11,183)
Total costs and expenses	2,342,941	(13,428)		13,520		2,343,033	—	2,343,033
Other income	(10,267)	—		—		(10,267)	—	(10,267)
Interest expense	206,652	—		(19,674	)(4)	151,956	—	151,956
				884	(4)
				(19,311	)(4)
				(1,331	)(4)
				(17,009	)(4)
				1,745	(4)
Equity in earnings of non-consolidated entities	(233,704)	—		238,810	(5)	5,106	783 (6)	5,889
Investment income	(17,982)	—		—		(17,982)	14,035 (7)	(3,947)
Total other expense	(55,301)	—		184,114		128,813	14,818	143,631
Earnings from continuing operations before income taxes	173,931	(1,640)		(220,663)		(48,372)	(14,818)	(63,190)
Income tax provision	42,300	—	(8)	(24,800	)(8)	17,500	300 (8)	17,200
Earnings from continuing operations	$131,631	$(1,640)		$(195,863)		$(65,872)	$(14,518)	$(80,390)

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Information

AMC ENTERTAINMENT, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION
(in thousands)

(1)   Exclusion of revenues and expenses and disposition of assets and liabilities for theatres disposed of in connection with the approval of the Mergers by the U.S. Department of Justice:

	AMCE	AMCE
	13 Weeks Ended	52 Weeks Ended
	June 28, 2007	March, 29, 2007
Revenues	$—	$(15,068)
Cost of Operations	—	(9,929)
Rent	—	(3,499)

(2)          On February 13, 2007, NCM, Inc., a newly formed entity that now serves as the sole manager of NCM, closed its IPO. In connection with the NCM, Inc. IPO, we received our proportionate share of 33.7% distributions from NCM related to newly issued common membership units in connection with modifying our payment obligations for extended access to our theatres pursuant to the exhibitor services agreement with NCM. NCM also used borrowings from its senior credit facility to redeem our preferred units held in NCM.

Represents the change in circuit share payments from NCM pursuant to the exhibitor services agreements entered into in connection with the completion of the NCM, Inc. IPO. Under the terms of the prior contracts between NCM and its founding members, the circuit share payments were based on varying percentages of advertising revenue (65% to 68%). Under the modified exhibitor services agreements, the theatre access fee payments will initially be based on $0.07 per attendee and $800 per year per digital screen. The pro forma adjustment was computed on the basis of the pro forma levels of our attendance prior to entering into the new exhibitor services agreement (126.0 million for the 52 weeks ended March 29, 2007) and average numbers of our digital screens (2,663 for the 52 weeks ended March 29, 2007).

The following table identified the components of the adjustments to revenues:

	AMCE	AMCE
	13 Weeks Ended	52 Weeks Ended
	June 28, 2007	March 29, 2007
Revenues under old ESA	$—	$(35,384)
Revenues under new ESA	—	10,636
Deferred revenue amortization*	—	1,719
Total	$—	$(23,029)

*                    Deferred revenue is amortized under the units of revenue method. Under the units of revenue method, amortization for a period is calculated by computing a ratio of the proceeds received from the ESA modification payment to the total expected decrease in revenues due to entry into the new ESA over the 30 year term of the agreement and then applying that ratio to the current period’s expected decrease in revenues due to entry into the new ESA. The following table illustrates how the amount of deferred revenue amortization was computed and determined (thousands of dollars):

	All Members	AMCE %	52 weeks AMCE
Proceeds from ESA Payment	$686,330	33.7%	$231,308
Total expected decrease in revenues 30 years	4,537,330
Ratio	15%
Expected decrease in revenues 1st year	$38,889
Deferred revenue amortization	$5,882	33.7%	$1,983
Less:
Amounts recorded during fiscal 2007			(264)
			$1,719

	Projected Amounts	Calendar
	30 years	2007
New ESA Network Rental Fees
NCM Projected Attendance		574,100
Rate per attendee		$0.07
Attendance based revenue		$40,187
Number of digital screens		12,380
Rate per digital screen		$800
Screen based revenue		$9,904
Total revenue New ESA	$3,186,320	$50,091
Old ESA Network Rental Fees
NCM Projected Advertising Revenue		$296,600
Revenue share %		30%
Total revenue Old ESA	$7,723,650	$88,980
Total decrease in revenue (New minus Old)	$(4,537,330)	$(38,889)

(3)          Represents the pro forma effect of the incremental cost to us from the purchase of additional theatre advertising inventory, in accordance with the exhibitor services agreements entered into in connection with the completion of the NCM, Inc. IPO in order for us to fulfill our beverage concessionaire agreement on-screen advertising commitments. Inventory used to fulfill advertising commitments under our beverage concessionaire agreements had been retained by us under our prior contractual agreements with NCM, and will be made available to NCM under the exhibitor services agreement. This inventory will be sold to us at a 30 second CPM equivalent, as set forth in the exhibitor services agreements, for the 90 seconds used, and the pro forma adjustment is computed by multiplying our historical attendance by such CPM equivalent. The following table discloses the significant assumptions used to calculate and determine the amount of this pro forma adjustment (thousands of dollars):

	ACME	ACME
	13 Weeks Ended June 28, 2007	52 Weeks Ended March 29, 2007
Cost per thousand attendees for a 30 second interval	$—	$26
Number of 30 second intervals (90 seconds)	—	3
Historical attendance prior to new exhibitor services agreement	—	173,333
	$—	$13,520

(4)          We used the proceeds from the NCM Transactions, together with cash on hand, to redeem our 9 1/2% senior subordinated notes due 2011, our senior floating rate notes due 2010 and our 9 7/8% senior subordinated notes due 2012 during March 2007.

Reflects change in interest expense for redemption of Notes due 2011. Notes due 2012 and Notes due 2010:

	AMCE	AMCE
	13 Weeks Ended June 28, 2007	52 Weeks Ended March 29, 2007
Cash interest expense on $212.8 million aggregate principal amount of 9 1/2% Notes due 2011	$—	$(19,674)
Amortization of premium on Notes due 2011 (level yield to maturity from December 23, 2004, 8.9%)	—	884
Cash interest expense on $205.0 million aggregate principal amount of floating rate Notes due 2010 (Rates ranging from 7.0% to 9.5%)	—	(19,311)
Deferred charge amortization on floating rate Notes due 2010 ($7.4 million straight-line over 6 years)	—	(1,331)
Cash interest expense on $175.0 million aggregate principal amount of 9 7/8% Notes due 2012	—	(17,009)
Amortization of premium on Notes due 2012 (level yield to maturity from December 23, 2004, 8.3%)	—	1,745

There were no deferred charges written off in connection with the redemption of the Notes due 2011 and the Notes due 2012 as the amounts were recorded at fair value on December 23, 2004 in connection with the merger of AMC Entertainment Inc. and Marquee Inc. The pro forma adjustments reflect the historical amounts recorded by us for each period.

(5)          The adjustment represents the elimination of the one-time non-recurring equity in earnings related to the NCM Transaction.

(6)          We have removed losses related to our investment in Yelmo sold in December 2006.

(7)          The adjustment represents the elimination of interest income earned on $275 million of cash used related to the holdco merger.

(8)          Represents the income tax effect related to the pro forma adjustments:

	AMCE
	13 Weeks Ended	52 Weeks Ended
	June 28, 2007	March 29, 2007
Historical Income Tax Provision	$7,000	$42,300
Decrease in Deferred Income Taxes(a)	—	(19,200)
Decrease in Current Federal and State Taxes(b)	—	(5,900)
Pro Forma Income Tax Provision(c)	$7,000	$17,200

(a)           The decrease in deferred taxes is primarily due to the removal of taxes related to the gain on the NCM Transactions. The NCM gain allowed us to utilize previously unrecognized deferred tax assets, which had the effect of lowering the effective tax rate applicable to the gain.

(b)          The decrease is current federal and state taxes is due to a reduction in federal alternative minimum tax and state income taxes as a result of the removal of the gain on the NCM Transactions.

(c)           The remaining provision relates to state and foreign income taxes.